FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Group Announces Resignation of Temporary Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on September 27, 2006, in Kyoto, Japan

Nidec Group Announces Resignation of Temporary Auditor

Nidec Corporation and its listed subsidiary companies (collectively, the “Group”) * announced today that one of their two temporary independent auditors, Umeyama Auditing Firm, tendered its resignation effective September 27, 2006, following the expiration of its two-month term of service. The Group continues to engage the remaining temporary independent auditor, Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers), to audit the Group’s financial and business operations.

*The Group:	Nidec Corporation (NYSE: NJ; TSE, OSE: 6594)
Nidec Sankyo Corporation (TSE: 7757)
Nidec Copal Corporation (TSE: 7756)
Nidec Tosok Corporation (TSE: 7728)
Nidec Copal Electronics Corporation (TSE: 6883)
Nidec-Read Corporation (OSE: 6833)

The Group’s former independent auditor, ChuoAoyama PricewaterhouseCoopers, was ordered to suspend operations (except SEC audit based on the U.S.GAAP) for two months from July 1, 2006 to August 31, 2006 by Japan’s Financial Services Agency. As a result, the audit firm was disqualified from acting as an accounting auditor and resigned as independent auditor for the Group effective immediately. In order to avoid the absence of an independent auditor, the Group engaged Umeyama Accounting Firm as its temporary independent auditor effective July 20, 2006. On September 1, 2006, the Group’s former independent auditor resumed operations under the new name of Misuzu Audit Corporation. In consideration of the audit firm’s familiarity with the Group’s businesses and the importance of continuity in auditing, the Group’s boards of auditors agreed to appoint Misuzu Audit Corporation as an additional temporary independent auditor to conduct a joint audit with Umeyama Accounting Firm. On September 27, 2006, the Group has accepted the resignation of Umeyama Accounting Firm as its temporary independent auditor upon the expiration of the firm’s two-month term of service.

Temporary Independent Auditor to Resign

Firm Name:	Umeyama Accounting Firm
Address:	1-8-12 e.e. Building (11th Floor), Noji-cho, Kusatsu, Shiga, Japan
Date of Resignation:	September 27, 2006

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